Exhibit 99.4

Rights Offering to Holders of

Compañía Cervecerías Unidas S.A.

American Depositary Shares

September 13, 2013

To	Our Clients who are Beneficial Owners of American Depositary Shares of

Compañía Cervecerías Unidas S.A. (CUSIP No. 204429104)

In connection with the offering by Compañía Cervecerías Unidas S.A. (“CCU”) (i) to holders of shares of its common stock (“shares”) of rights to subscribe for new shares of common stock (the “share rights”), and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (the “ADS rights”), please find enclosed the Subscription Form for ADS Rights, which must be completed by you in order to direct the exercise or the sale of your ADS rights. JPMorgan Chase Bank, N.A. has been appointed as the ADS rights agent by CCU. CCU has made arrangements with JPMorgan Chase Bank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on September 9, 2013 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated September 13, 2013, to the Prospectus, dated August 15, 2013 (collectively, the “Prospectus”). Your prompt attention is requested, as the ADS subscription period expires at 2:30 p.m. (New York City time) on October 4, 2013 (the “ADS rights expiration date”).

ADS RIGHTS NOT EXERCISED PRIOR TO 2:30 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2013 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of your ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

Exercise of ADS Rights

You will receive 0.1601241 ADS right for every ADS you held as of the ADS record date, subject to applicable law. One (1) ADS right will entitle you to purchase one (1) new ADS. To exercise your ADS rights and to subscribe for any new ADSs, you must pay the ADS deposit amount of US$26.52 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of CLP 13,000.00 converted into U.S. dollars at an exchange rate of CLP 500.00 per U.S. dollar (the “estimated U.S. dollar subscription price”), plus an additional 2%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.05 per new ADS issued, and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs (the “final ADS subscription price”) for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to you without interest (to the extent the excess owing to you exceeds US$15.00). If the amount paid to subscribe for each new ADS is insufficient to cover the final ADS subscription price, the ADS rights agent will pay the amount of your behalf and you will then be required to pay the amount of such deficiency promptly (including interest and expenses) to the ADS rights agent prior to your receiving any of the ADSs for which you subscribed. If payment of the amount of any deficiency is not received by the ADS rights agent by October 18, 2013, the ADS rights agent may sell the ADSs subscribed for at a public or private sale, at such place or places and upon such terms as it may deem proper to cover such deficiency and costs related thereto. Please refer to the Prospectus for further details. The exercise of your ADS rights is irrevocable and may not be cancelled or modified.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Sale of ADS Rights

Holders of ADS rights certificates who would like to sell all or a portion of their ADS rights need do nothing and the ADS rights agent will endeavor to sell the share rights underlying the ADS Rights prior to the end of the share subscription period (scheduled to end at 5:00 pm (Santiago, Chile time) on October 12, 2013). Such holders desiring to sell their ADS rights before the end of the subscription period must transfer their rights into “Street-name,” (i.e., into the name of a bank, broker or other nominee) and instruct the bank, broker or other nominee to sell such ADS rights on the New York Stock Exchange.

The exercise of your ADS rights may be made only by us pursuant to your instructions. In the absence of proper instructions from you to exercise your ADS rights, together with the required payment, the depositary will not exercise your ADS rights and your ADS rights will lapse. Accordingly, your prompt attention is requested. If you wish for us to sell your ADS rights or exercise your ADS rights pursuant to the terms and subject to the conditions set forth in the Prospectus, please complete, execute and deliver to us the Subscription/Sale Instructions for ADS Rights provided herewith, along with payment in the correct amount for the new ADSs you wish to subscribe for pursuant to your ADS rights. If you have questions regarding the ADS rights offering, please contact us.

Unexercised ADS Rights

Holders of ADSs who transfer or do not exercise their ADS rights will have their percentage ownership interest in CCU diluted, and will only be entitled to the net proceeds from the sale of the share rights underlying their unexercised or untransferred ADS rights, provided such net proceeds exceed US$15 (otherwise such proceeds are forfeited). Non-Chilean resident holders of ADS rights are advised that sales of the share rights underlying the ADS Rights will take place in the local Chilean market, and are accordingly subject to a 35% withholding tax, among any other charges, fees or taxes a holder may be subject to.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. No ADS rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. CCU reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

Questions or Requests for Additional Copies

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll-free). Banks and brokers may call collect at (212) 750-5833. Additional copies of the enclosed materials as well as the Prospectus may also be obtained from the Information Agent.

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

SUBSCRIPTION FORM FOR ADS RIGHTS

The undersigned beneficial owner (the “Beneficial Owner”) of                    ADS rights of Compañía Cervecerías Unidas S.A. hereby acknowledges receipt of the Prospectus for the distribution of ADS rights and provides to you the following instructions in connection with the offering of new ADSs:

1.	Please exercise ADS rights held for our account as follows (1 ADS right = 1 new ADS):

X US$26.52 = US$

(no. of new ADSs subscribed)

2.	Please sell all ADS rights held for our account. (Please mark box) ☐

3.	Please sell ADS rights held for our account and subscribe for new ADSs as indicated in (1) above. (Please mark box) ☐

Name:	Address:

Signature:

Printed names (if signatory is not the Beneficial Owner):	Telephone Number:

Title or Capacity (if signatory is not the Beneficial Owner):	Tax ID or Social Security Number:

Date Executed:

THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT DUE UNDER (1) ABOVE, TO THE BENEFICIAL OWNER’S BANK OR BROKER AND NOT TO JPMORGAN CHASE BANK, N.A. WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER’S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD.